

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
744 S Val Vista, Suite 213
Mesa, AZ

> **Re: Iveda Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 19, 2024**
> **File No. 001-41345**

Dear David Ly:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2024

Proposal 4, page 21

1. We note your disclosure that the purpose of increasing the number of authorized shares of your capital stock is to give you greater flexibility for "future general corporate needs." We also note that the security issuance contemplated in Proposal 5 would not be possible without increasing the number of authorized shares. Please revise to disclose whether this proposal is being put forth in order to facilitate the issuance of securities pursuant to the Securities Purchase Agreement.

General

2. Your disclosure on the cover regarding the securities to be issued in Proposal 5 is not consistent with the number of securities disclosed on page 23. Please revise to provide consistent disclosure regarding the number and class of securities to be issued.

3. We note that if all of the shares underlying warrants are issued, the institutional investor will control a majority of your voting power. Please revise to disclose the change in control that may result from approval of the security issuance. Please identify the

institutional investor and provide more prominent disclosure about dilution to other shareholders. In addition, please disclose Nasdaq Listing Rules 5635(b) as additional grounds requiring you to obtain shareholder approval for the security issuance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Campitiello